Kenneth G. Alberstadt
Akerman Senterfitt LLP
335 Madison Avenue
Suite 2600
New York, NY 10017
Tel: 212.880.3800
Fax: 212.880.8965
Dir: 212.880.3817
Dir Fax: 212.880.8965
kenneth.alberstadt@akerman.com

December 1, 2011

John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Re:	Comstock Homebuilding Companies, Inc. Form 10-Q for the Fiscal Quarter Ended June 30, 2011 Filed August 12, 2011 File No. 1-32375

Dear Mr. Cash:

On behalf of Comstock Homebuilding Companies, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated November 23, 2011, regarding the above-referenced Form 10-Q. Please note the Company is simultaneously filing Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.

For the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment immediately thereafter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

1.	We note your response to comment 5 of our letter dated October 28, 2011. Even though you filed a Form 8-K intending to correct the defective Section 906 certification contained in your Form 10-Q for the June 30, 2011 quarter, a full amendment to that quarterly report is required. Please amend the Form 10-Q for the June 30, 2011 quarter.

In response to the Staff’s comment, the Company is simultaneously filing a full amendment to its original Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 for the sole purpose of refurnishing Exhibit 32.1 to correct a typographical error appearing in the EDGAR version of the originally furnished Exhibit 32.1.

akerman.com

BOCA RATON    DALLAS    DENVER    FORT LAUDERDALE     JACKSONVILLE    LAS VEGAS    LOS ANGELES

MADISON    MIAMI    NAPLES    NEW YORK    ORLANDO     PALM BEACH    SALT LAKE CITY    TALLAHASSEE

TAMPA    TYSONS CORNER    WASHINGTON, D.C.    WEST PALM BEACH

John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

December 1, 2011

*        *        *

In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (212) 880-3817.

Sincerely,

AKERMAN SENTERFITT

/s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt

cc:	United States Securities and Exchange Commission

      Edward M. Kelly

United States Securities and Exchange Commission

      Jay E. Ingram

Mr. Joseph M. Squeri, Chief Financial Officer

      Comstock Homebuilding Companies, Inc.

Exhibit A

COMSTOCK HOMEBUILDING COMPANIES, INC.

11465 Sunset Hills Road

Suite 410

Reston, VA 2019

(703) 883-1700

December 1, 2011

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated November 23, 2011, Comstock Homebuilding Companies, Inc. (the “Company”) acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comstock Homebuilding Companies, Inc.

By:	/s/ Joseph M. Squeri
Name: Joseph M. Squeri Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)